Exhibit 99.1

Materialise reports third quarter 2026 results

Regulated information1

LEUVEN, Belgium--(BUSINESS WIRE)—October 28, 2026 -- Materialise NV (Euronext & NASDAQ:MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced its financial results for the third quarter ended September 30, 2026.

Highlights – Third Quarter 2026

•	Total revenue increased by 2.1% to 67,670 kEUR for the third quarter of 2026 compared to 66,259 kEUR for the corresponding 2025 period. Excluding last year’s revenue for the recent divestitures in our Materialise Manufacturing segment, total revenue increased by 4.9% year over year.

•	Adjusted EBITDA amounted to 8,046 kEUR for the third quarter of 2026 compared to 8,428 kEUR for the third quarter of 2025.

•	Adjusted EBIT amounted to 2,485 kEUR for the third quarter of 2026 compared to 2,918 kEUR for the third quarter of 2025.

•	Net profit for the third quarter of 2026 amounted to 1,383 kEUR, or 0.02 EUR per diluted share, compared to net profit of 1,848 kEUR, or 0.03 EUR per diluted share, for the corresponding 2025 period.

•	The net cash position at quarter end was 82,473 kEUR, 11,668 kEUR higher compared to the net cash position as of December 31, 2025 while 2,277 kEUR was invested in share buybacks during the quarter.

CEO Brigitte de Vet-Veithen commented, “In the third quarter of this year consolidated revenue grew to EUR 67.7 million, representing 4.9% year-on-year growth when excluding last year’s revenue from the recent divestitures in our Materialise Manufacturing segment. Our Materialise Medical segment continued to deliver double-digit growth, while our Materialise Manufacturing segment, when adjusted for its recent divestitures, confirmed its renewed revenue growth driven by strong performance in its aerospace & defense focus markets. While we increased R&D investments in our Medical segment targeting additional growth opportunities, and despite non-recurring costs, we delivered once more a positive net result in the third quarter of this year. At the same time we significantly improved our net cash position driven by strong operational cash flow while we continued to buy back shares under our share repurchase program. Our recurring positive free cash flow further strengthened our balance sheet giving us the opportunity to continue investing in innovation and future growth.”

Third quarter 2026 Results

Total revenue for the third quarter of 2026 increased by 2.1% to 67,670 kEUR from 66,259 kEUR for the third quarter of 2025. Adjusted EBIT amounted to 2,485 kEUR for the third quarter of 2026 compared to 2,918 kEUR for the 2025 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the third quarter of 2026 was 3.7%, compared to 4.4% for the third quarter of 2025. Adjusted EBITDA for the third quarter of 2026 amounted to 8,046 kEUR compared to 8,428 kEUR for the 2025 period.

Revenue from our Materialise Medical segment increased 9.7% to 36,542 kEUR for the third quarter of 2026 compared to 33,296 kEUR for the same period in 2025. Segment Adjusted EBITDA amounted to 10,015 kEUR for the third quarter of 2026 compared to 10,199 kEUR for the corresponding period, while the segment Adjusted EBITDA margin was 27.4% compared to 30.6% for the third quarter of 2025.

Revenue from our Materialise Software segment was 9,864 kEUR for the third quarter of 2026 compared to 10,286 kEUR for the same quarter last year. Segment Adjusted EBITDA amounted to 1,463 kEUR compared to 1,801 kEUR for the corresponding period, while the segment Adjusted EBITDA margin was 14.8% compared to 17.5% for the prior-year period.

Revenue from our Materialise Manufacturing segment was 21,266 kEUR for the third quarter of 2026 compared to 22,677 kEUR for the third quarter of 2025. Adjusted for the recent divestments segment revenue increased 1.5% compared to the prior-year period. Segment Adjusted EBITDA improved to (257) kEUR compared to (845) kEUR for the same period in 2025, while the segment Adjusted EBITDA margin was (1.2)% compared to (3.7)% for the third quarter of 2025.

Gross profit increased 3.7% to 39,035 kEUR for the third quarter of 2026 compared to 37,651 kEUR for the same period last year, while gross profit as a percentage of revenue was 57.7% compared to 56.8% for the third quarter of 2025.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses increased, in the aggregate, by 7.8% to 38,830 kEUR for the third quarter of 2026 from 36,019 kEUR for the third quarter of 2025 mainly driven by 11.9% higher R&D spend.

1        The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Net other operating income was 1,137 kEUR compared to 890 kEUR for the third quarter of 2025. Net operating income in the third quarter of 2026 includes non-recurring charges of 184 kEUR from the impairment of inventory related to the transfer of the Eyewear assets.

Operating profit was 1,343 kEUR compared to 2,522 kEUR for the third quarter of 2025, while net financial result was 160 kEUR, compared to (121) kEUR for the third quarter of 2025.

The third quarter of 2026 contained net tax expenses of (120) kEUR, compared to net tax expenses of (553) kEUR in the third quarter of 2025.

As a result of the above, net profit for the third quarter of 2026 was 1,383 kEUR, compared to 1,848 kEUR for the same period in 2025.

Cash flow from operating activities for the third quarter of 2026 amounted to 9,666 kEUR compared to 10,359 kEUR for the same period in 2025. Total cash used for capital expenditures for the third quarter of 2026 amounted to 2,146 kEUR and free cash flow after operating and investing activities was 11,419 kEUR.

At September 30, 2026, cash and cash equivalents increased to 153,529 kEUR from 133,918 kEUR at December 31, 2025. Gross debt increased to 71,056 kEUR from 63,113 kEUR at December 31, 2025. As a result, our net cash position increased by 11,668 kEUR to 82,473 kEUR compared to 70,805 kEUR as of December 31, 2025. At the end of the third quarter of 2026 Materialise had repurchased 1,426,784 own shares for a total amount (excluding transaction cost) of 7,482 kEUR (8,698 kUSD) under its previously announced share buy-back program.

Net shareholders' equity at September 30, 2026 increased to 255,809 kEUR compared to 255,482 kEUR at December 31, 2025.

2026 Guidance

Mrs. de Vet-Veithen concluded, “Also in the last quarter of this calendar year we intend to maintain clear focus on strategy execution, targeted investments in our focus areas, continued cost control and cash generation positioning Materialise for further profitable growth. As a result, we are reconfirming our full-year 2026 revenue guidance of 273,000 to 283,000 kEUR, fully absorbing the unfavorable revenue impact of the recent RapidFit and Eyewear divestitures. We are also reaffirming the full-year Adjusted EBIT guidance that we increased in August to a range of 12,000 to 14,000 kEUR reflecting the strength of our execution and our continued discipline in managing costs and capital, while we intensify our R&D investments to capture accelerating market opportunities.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA and segment Adjusted EBITDA margin to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1355, the reference rate of the European Central Bank on September 30, 2026.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its third quarter financial results of 2026 on Wednesday, October 28, 2026, at 8:30 a.m. ET/1:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register-conf.media-server.com/register/BI1f665b0821d446168e7bcdf438105787

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at https://investors.materialise.com/. The webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, divestitures, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In '000	2026	2026	2025	2026	2025
	U.S.$	€	€	€	€
Revenue	76,840	67,670	66,259	204,020	197,469
Cost of Sales	(32,515)	(28,635)	(28,608)	(87,314)	(85,298)
Gross Profit	44,324	39,035	37,651	116,705	112,171
Gross profit as % of revenue	57.7%	57.7%	56.8%	57.2%	56.8%

Research and development expenses	(14,540)	(12,805)	(11,439)	(37,008)	(33,973)
Sales and marketing expenses	(17,670)	(15,561)	(14,847)	(46,206)	(45,386)
General and administrative expenses	(11,882)	(10,464)	(9,733)	(30,087)	(29,506)
Net other operating income/(expense)	1,292	1,137	890	2,813	2,519
Operating profit (loss)	1,524	1,343	2,522	6,218	5,825

Financial expenses	(1,281)	(1,128)	(582)	(2,699)	(7,393)
Financial income	1,463	1,289	460	3,494	3,345
Profit (loss) before taxes	1,706	1,503	2,401	7,012	1,777

Income tax benefit/(expense)	(136)	(120)	(553)	(478)	(266)
Net profit (loss) for the period	1,570	1,383	1,848	6,535	1,510
Net profit (loss) attributable to:
The owners of the parent	1,562	1,376	1,848	6,527	1,512
Non-controlling interest	8	7	-	7	(2)

Earnings per share attributable to owners of the parent
Basic	0.03	0.02	0.03	0.11	0.03
Diluted	0.03	0.02	0.03	0.11	0.03

Weighted average basic shares outstanding	57,839	57,839	59,067	58,334	59,067
Weighted average diluted shares outstanding	58,061	58,061	59,067	58,397	59,071

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended September 30,			for the nine months ended September 30,
In 000€	2026	2026	2025	2026	2025
	U.S.$	€	€	€	€
Net profit (loss) for the period	1,570	1,383	1,848	6,535	1,510
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange difference on translation of foreign operations	16	14	38	270	1,167
Exchange differences resulting from net investment in foreign operations	69	61	-	598	-
Other comprehensive income/(loss), net of taxes	85	75	38	868	1,167
Total comprehensive income/(loss), net of taxes	1,656	1,458	1,885	7,403	2,677
Total comprehensive income/(loss) attributable to:
The owners of the parent	1,649	1,452	1,886	7,401	2,670
Non-controlling interests	7	6	(0)	1	7

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000€	2026	2025
Assets
Non-current assets
Goodwill	43,230	43,161
Intangible assets	22,217	25,639
Property, plant & equipment	110,301	112,854
Right-of-Use assets	5,688	5,429
Deferred tax assets	4,122	3,971
Investments in convertible loans	410	-
Investments in non-listed equity instruments	8	-
Other non-current assets	10,623	5,983
Total non-current assets	196,599	197,038
Current assets
Inventories	17,418	14,904
Trade receivables	48,783	54,938
Other current assets	13,247	15,533
Cash and cash equivalents	153,529	133,918
Assets held for sale	-	4,314
Total current assets	232,977	223,607
Total assets	429,576	420,646

	As of September 30,	As of December 31,
In 000€	2026	2025
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	203,895
Treasury shares	(7,507)	-
Retained earnings and other reserves	55,013	47,180
Equity attributable to the owners of the parent	255,888	255,562
Non-controlling interest	(79)	(80)
Total equity	255,809	255,482
Non-current liabilities
Loans & borrowings	59,215	49,726
Lease liabilities	3,293	3,063
Deferred tax liabilities	2,343	2,660
Deferred income	15,800	17,344
Other non-current liabilities	483	486
Total non-current liabilities	81,134	73,280
Current liabilities
Loans & borrowings	5,947	7,759
Lease liabilities	2,601	2,565
Trade payables	20,927	20,125
Tax payables	464	748
Deferred income	43,359	43,523
Other current liabilities	19,334	16,362
Liabilities held for sale	-	802
Total current liabilities	92,633	91,884
Total equity and liabilities	429,576	420,646

Consolidated statement of cash flows (Unaudited)

	for the nine months ended September 30,
In 000€	2026	2025
Operating activities
Net (loss) profit for the period	6,535	1,510
Non-cash and operational adjustments
Depreciation of property plant & equipment	12,475	11,317
Amortization of intangible assets	4,920	4,834
Share-based payment expense	475	191
Loss (gain) on disposal of intangible assets and property, plant & equipment	(350)	(24)
Government grants	(354)	(209)
Movement in provisions	466	(273)
Movement reserve for bad debt and slow moving inventory	451	194
Financial income	(3,493)	(3,339)
Financial expense	2,705	7,385
Impact of foreign currencies	(65)	(137)
(Deferred) income taxes	483	260
Working capital adjustments and income tax (paid)/received
Decrease (increase) in trade receivables and other receivables	4,044	6,197
Decrease (increase) in inventories and contracts in progress	(3,059)	(1,604)
Increase in trade payables and other payables	(1,888)	(6,875)
Income tax (paid)/received	(786)	(1,358)
Interest received	2,170	1,977
Net cash flow from operating activities	24,727	20,045

	for the nine months ended September 30,
In 000€	2026	2025
Investing activities
Purchase of property, plant & equipment	(4,352)	(10,372)
Purchase of intangible assets	(1,238)	(1,477)
Proceeds from the sale of property, plant & equipment & intangible assets	358	231
Cash transferred out upon divestment	(488)	-
Investments in associates and joint ventures	(8)	-
(Convertible) loan to third party	(459)	-
Capital government grants received	4,249	2,678
Net cash flow used in investing activities	(1,938)	(8,940)
Financing activities
Proceeds from loans & borrowings	15,000	35,000
Repayment of loans & borrowings	(7,314)	(10,461)
Repayment of leases	(2,668)	(2,257)
Interest paid	(1,568)	(1,209)
Other financial income (expense), net	(37)	(1,515)
Repurchase of treasury shares	(7,276)	-
Net cash flow from (used in) financing activities	(3,862)	19,558
Net increase/(decrease) of cash & cash equivalents	18,926	30,663
Cash & Cash equivalents at the beginning of the year	133,918	102,304
Exchange rate differences on cash & cash equivalents	684	(915)
Cash & cash equivalents at end of the period	153,529	132,052

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	1,383	1,848	6,535	1,510
Income taxes	120	553	478	266
Financial expenses	1,128	582	2,699	7,393
Financial income	(1,289)	(460)	(3,494)	(3,345)
Depreciation and amortization	5,561	5,509	16,852	16,240
EBITDA	6,904	8,031	23,070	22,065
Share-based compensation expense (1)	360	74	475	191
Restructuring and corporate initiatives (2)	577	322	1,012	605
Impairments (3)	184	-	940	-
Divestitures-related expenses (4)	22	-	191	-
Adjusted EBITDA	8,046	8,428	25,688	22,862

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

(3) Impairments represent the impairment of tangible and intangible assets and inventory of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(4) Divestitures-related expenses represent fees and costs in connection with the divestitures of RapidFit and Eyewear.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	1,383	1,848	6,535	1,510
Income taxes	120	553	478	266
Financial expenses	1,128	582	2,699	7,393
Financial income	(1,289)	(460)	(3,494)	(3,345)
EBIT	1,343	2,522	6,218	5,825
Share-based compensation expense (1)	360	74	475	191
Restructuring and corporate initiatives (2)	577	322	1,012	605
Impairments (3)	184	-	940	-
Divestitures-related expenses (4)	22	-	191	-
Adjusted EBIT	2,485	2,918	8,836	6,621

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

(3) Impairments represent the impairment of tangible and intangible assets and inventory of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(4) Divestitures-related expenses represent fees and costs in connection with the divestitures of RapidFit and Eyewear.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended September 30, 2026
Revenues	36,542	9,864	21,266	67,672	(2)	67,670
Segment (adj) EBITDA	10,015	1,463	(257)	11,220	(3,174)	8,046
Segment (adj) EBITDA %	27.4%	14.8%	-1.2%	16.6%		11.9%
For the three months ended September 30, 2025
Revenues	33,296	10,286	22,677	66,259	0	66,259
Segment (adj) EBITDA	10,199	1,801	(845)	11,155	(2,728)	8,428
Segment (adj) EBITDA %	30.6%	17.5%	-3.7%	16.8%		12.7%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the nine months ended September 30, 2026
Revenues	106,581	29,106	68,333	204,020	0	204,020
Segment (adj) EBITDA	30,802	3,566	(262)	34,106	(8,419)	25,688
Segment (adj) EBITDA %	28.9%	12.3%	-0.4%	16.7%		12.6%
For the nine months ended September 30, 2025
Revenues	97,224	29,933	70,313	197,469	0	197,469
Segment (adj) EBITDA	29,974	3,772	(2,031)	31,716	(8,854)	22,862
Segment (adj) EBITDA %	30.8%	12.6%	-2.9%	16.1%		11.6%

(1) Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended September 30,		for the nine months ended September 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	1,383	1,848	6,535	1,510
Income taxes	120	553	478	266
Financial expenses	1,128	582	2,699	7,393
Financial income	(1,289)	(460)	(3,494)	(3,345)
Operating (loss) profit	1,343	2,522	6,218	5,825
Depreciation and amortization	5,561	5,509	16,852	16,240
Corporate research and development	1,127	826	2,941	2,926
Corporate headquarter costs	3,753	2,761	9,969	8,512
Other operating income (expense)	(966)	(685)	(3,091)	(2,187)
Impairments (1)	184	-	940	-
Segment restructuring and reorganization (2)	219	222	278	400
Segment adjusted EBITDA	11,220	11,155	34,106	31,716

(1) Impairments represent the impairment of tangible and intangible assets and inventory of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(2) Costs related to restructuring activities and organizational changes within specific reported business segments, including personnel-related and other associated expenses.